Securities and Exchange Commission
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                        Pursuant To Rule 13a-16 or 15d-16
                     of The Securities Exchange Act of 1934

For the month of June, 2004                       Commission File Number 1-12090

                        GRUPO RADIO CENTRO, S.A. de C.V.
                 (Translation of Registrant's name into English)

                           Constituyentes 1154, Piso 7
                       Col. Lomas Altas, Mexico D.F. 11954
                          (Address of principal office)

      (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One)  Form 20-F  X  Form 40-F ___

      (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ___   No  X

      (If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).82-______.)

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              Grupo Radio Centro, S.A. de C.V.
                                              (Registrant)

Date: June 8, 2004                            By: /s/ Pedro Beltran Nasr
                                                  ------------------------------
                                                  Name:  Pedro Beltran Nasr
                                                  Title: Chief Financial Officer

[LOGO] GRUPO
       RADIO
      CENTRO

Press
Release

IR Contacts:

In Mexico:
Pedro Beltran/Alfredo Azpeitia
Grupo Radio Centro, S.A. de C.V.
Tel: (5255) 5728-4800 Ext. 7018

In New York:
Maria Barona
Melanie Carpenter
i-advize Corporate
Communications, Inc.
Tel: (212) 406-3690
Email: grc@i-advize.com

                                                           For Immediate Release

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                        GRUPO RADIO CENTRO MAKES PAYMENT
                  DECREED BY CIVIL JUDGE AND UPDATES STATUS OF
                             ARBITRATION PROCEEDING
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Mexico City,  June 7, 2004 - Grupo Radio Centro,  S.A. de C.V. (BMV:  RCENTRO-A,
NYSE: RC) ("Grupo Radio Centro" or "the Company"), one of Mexico's leading radio broadcasting companies, announced today that it will pay Ps. 13.1 million to Infored, S.A. de C.V., as required by a decree of a Mexican civil judge relating to litigation proceedings brought by Grupo Radio Centro in July 2002. This decree finally resolves a contract dispute regarding the Company's contract with Infored, S.A. de C.V. to produce sports programming that was broadcast by the Company on the following radio programs: "Los Protagonistas"; "Deportv" and "Red Deportiva".

This matter is unrelated to the March 2004 arbitration decision reached by the International Chamber of Commerce regarding the "Monitor" news programs, which the Company will challenge in the Mexican courts. The ICC proceeding was brought by Infored, S.A de C.V. and Mr. Jose Gutierrez Vivo in 2002. On May 26, 2004, a Mexican judge denied Infored and Gutierrez Vivo's request for the court's recognition of the ICC's decision based on procedural grounds. At the same time, the judge reserved the right of all the parties to seek the recognition or enforcement of the decision or to challenge its validity.

The Company will challenge the validly of the ICC arbitration decision in the Mexican courts. Pending this challenge, the Company will seek a stay of the enforcement of the damage award.

Company Description:

Grupo Radio Centro owns and/or operates 14 radio stations, 11 of which are located in Mexico City. The Company's principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs. Revenue is primarily derived from the sale of commercial airtime. The Company also operates a radio network, Organizacion Impulsora de Radio, which acts as the national sales representative for, and provides programming to, Grupo Radio Centro-affiliated radio stations.

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Note on Forward Looking Statements:

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

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